Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

Tel: 604-454-0900
News Release	Fax: 604-412-4700
www.ballard.com

Ballard Announces US$30 Million Transaction with EBARA and EBARA BALLARD for Next Phase of Cogeneration Commercialization

For Immediate Release - May 26, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) today announced the signing of a Memorandum of Understanding (MOU) with Japanese partner EBARA Corporation (EBARA) and their jointly-owned company, EBARA BALLARD Corporation, related to a transaction that will provide funding for the next generation of cogeneration fuel cell stack and system technology.  The transaction will provide Ballard approximately US$30 million in cash, through development funding and equity contributions.

About the MOU

The MOU covers a broad range of activities that will enhance Ballard’s competitive position and commitment to the Japanese stationary cogeneration market.  Under its terms:

•                  Ballard will receive US$18 million for the ongoing development of the current and next generation 1 kW combined heat and power cogeneration fuel cell stack, subject to the completion of the work pursuant to technical milestones under the development program.  This funding would be received over the next 4 years.

•                  EBARA BALLARD (owned 51% by EBARA and 49% by Ballard) will gain rights, over time, through an exclusive, royalty-bearing license, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cell stacks in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market.

•                  Ballard will retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

•                  Ballard will receive an equity investment from EBARA of US$11.7 million in two payments, one at closing and the other in 2006.

“This agreement is the logical expansion of a great partnership that has existed since 1998,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “This transaction will provide funding for our planned development activities for the next generation cogen stack, which will continue at our R&D headquarters in Vancouver.  This increased equity investment demonstrates EBARA’s commitment to Ballard® fuel cell technology, and supports our strategic focus on the Japanese cogen market.”

“We have been developing our cogeneration system in partnership with Ballard, through EBARA BALLARD, for several years,” said Fumio Shimakawa, President, EBARA Corporation.  “This agreement signals a new phase in our relationship, serving to strengthen the already close ties between our companies, and to position EBARA BALLARD to take the cogeneration product to the next stage of commercial introduction in Japan.”

About Fuel Cell Cogeneration in Japan

Cogeneration systems are installed directly at consumers’ homes and simultaneously generate electricity and hot water.  The unique value proposition of fuel cell powered cogeneration for the Japanese market is that it reduces dependency on grid-based power in a country with some of the world’s highest electricity rates.  Customers save money and the fuel cell technology supports the government’s Kyoto Accord commitment by reducing carbon dioxide emissions by up to 40% compared to conventional electric generation using fossil fuels.

The Japanese government is very focused on its energy policy and in providing product introduction subsidies and support for alternative energy technologies.  This year alone, US$23 million in product introduction subsidies are slated for the installation of 400 fuel cell cogeneration systems.

“There are a number of conditions that support cogeneration success in Japan, including the high cost of electricity, the growing demand for energy in the residential and consumer sector, and a strong national energy policy focused on sustainability and energy-independence,” said Mr. Campbell. “In addition, major energy companies, including Tokyo Gas, Osaka Gas, Nippon Oil and others, have already introduced cogeneration products to their customer base.  Given the market scope of 47 million households in Japan, cogeneration will remain a key component of our corporate strategy now and through the future,” continued Mr. Campbell.

About Ballard

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.

To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About EBARA Corporation

EBARA Corporation is globally recognized as a major developer, manufacturer and distributor of fluid machinery and systems, precision machinery and environmental engineering systems, and as a leader in zero-emission energy technology.

About EBARA BALLARD

EBARA BALLARD is working with the three largest natural gas companies in Japan, Tokyo Gas, Osaka Gas and Toho Gas, with a combined base of approximately 18 million household customers,

and is also working with Nippon Oil, the leading Japanese oil company, on a kerosene-fueled cogeneration system. Tokyo Gas began commercialization in February 2005, and Osaka Gas, Nippon Oil and Toho Gas have publicly stated their intentions to begin commercial sales of combined heat and power fuel cell systems in 2006.

EBARA BALLARD is based in Tokyo, Japan and its mandate is to develop, manufacture and sell fuel cell power generators incorporating the Ballard® fuel cell to customers in Japan.

All figures are reported in US dollars, unless otherwise noted.  For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young or Michelle Cormack at 604-454-0900.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.  Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.